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                                                                   EXHIBIT 3.1.1

                            CERTIFICATE OF AMENDMENT
                                       OF
                               SCREAMINGMEDIA INC.

     Under Section 242 of the General Corporation Law

     ScreamingMedia Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation") DOES HEREBY
CERTIFY:

     FIRST: The name of the Corporation is ScreamingMedia Inc.

     SECOND: This Certificate of Amendment amends the Corporation's Certificate of Incorporation by increasing the number of shares the Corporation is authorized to issue to 100,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock.

     THIRD: To accomplish the foregoing amendment, paragraph (a) of the Fourth Article of the of the Certificate of Incorporation of the Corporation, relating to the capital structure of the Company, is hereby amended in its entirety to read as follows:

          "FOURTH: (a) Authorized Capital Stock. The total number of shares of stock that the Corporation shall have the authority to issue is 120,000,000 shares, each having a par value of $.01, consisting of 100,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock, which may be issued from time to time in series having such rights, preferences, designations and other terms and conditions as determined by resolution of the Board of Directors."

     FOURTH: This Certificate of Amendment amends the designations, rights and preferences of the Corporation's Series B Convertible Preferred Stock to read in their entirety as set forth in Exhibit A attached hereto. For the avoidance of doubt, all conversion prices stated therein are stated as of the date hereof, effect having been given to all events on or before the date hereof, including the reverse stock split effected by this Certificate of Amendment, that would otherwise give rise to an adjustment of such conversion prices.



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     FIFTH: This Certificate of Amendment reclassifies the corporation's outstanding Common Stock, such that, effective upon the filing of this Certificate of Amendment, each share of the Corporation's outstanding Common Stock shall be reclassified on the basis of one share of Common Stock for each
1.26 shares of Common Stock outstanding prior to such reclassification, provided that all fractional shares resulting therefrom shall be eliminated and each holder thereof shall be entitled to receive a cash payment equal to the holder's fraction of a share of Common Stock multiplied by the fair market value of one share, as determined by the Board of Directors.

     SIXTH: The foregoing amendments were authorized by the unanimous written consent of the directors of the Corporation and have been duly adopted in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed as of this seventeenth day of July, 2000 in its name and on its behalf by its authorized officer, pursuant to Section 103 of the General Corporation Law of the State of Delaware.

                               SCREAMINGMEDIA INC.

                               /s/ William P. Kelly
                           By: WILLIAM P. KELLY
                               Authorized Officer






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